UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 25, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

National Vision Holdings, Inc.

File No. 333-220719 - CF#35475
_____

National Vision Holdings, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on September 29, 2017, as amended.

Based on representations by National Vision Holdings, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.29	through December 31, 2023
Exhibit 10.30	through December 31, 2023
Exhibit 10.31	through August 23, 2023
Exhibit 10.33	through August 23, 2023

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary